As filed with the Securities and Exchange Commission on June 1, 2005

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Maxygen, Inc.

(Exact name of registrant as specified in its charter)

Delaware	77-0449487
(State of Incorporation)	(I.R.S. Employer Identification No.)

515 Galveston Drive

Redwood City, CA 94063

(650) 298-5300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael Rabson

Senior Vice President & General Counsel

Maxygen, Inc.

515 Galveston Drive

Redwood City, CA 94063

(650) 298-5300

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price (2)	Amount of registration fee
COMMON STOCK, par value $0.0001 per share	833,333 shares	$7.70	$6,416,664.10	$755.24

(1)	In addition, pursuant to Rule 416(a) under the Securities Act of 1933, this registration statement shall also cover any additional shares of Maxygen’s common stock that become issuable by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without Maxygen’s receipt of consideration that results in an increase in the number of Maxygen’s outstanding shares of common stock.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933 based upon the average of the high and low prices of Maxygen’s common stock as reported on the Nasdaq National Market on May 25, 2005.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

SUBJECT TO COMPLETION, DATED JUNE 1, 2005

MAXYGEN, INC.

833,333 Shares

Common Stock

The Selling Stockholder:	The selling stockholder identified in this prospectus is selling 833,333 shares of our common stock. We are not selling any shares of our common stock under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholder.

Offering Price:	The selling stockholder may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how it may sell its shares in the section titled “ Plan of Distribution” on page 15.

Trading Market:	Our common stock is listed on the Nasdaq National Market under the symbol “MAXY”. On May 31, 2005, the closing sale price of our common stock, as reported on the Nasdaq National Market, was $7.83.

Risks:	INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE “ RISK FACTORS” BEGINNING ON PAGE 3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is            , 2005

MAXYGEN, INC.

The following is a summary of our business. You should read carefully the section entitled “Risk Factors” in this prospectus, our Annual Report on Form 10-K for the year ended December 31, 2004, our Definitive Proxy Statement on Schedule 14A, filed April 29, 2005 and our Quarterly Report on Forms 10-Q for the quarter ended March 31, 2005 for more information on our business and the risks involved in investing in our stock. Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus to “Maxygen,” “we,” “our” or similar references mean Maxygen, Inc. together with its consolidated subsidiaries.

We are a leader in the application of directed molecular evolution, a process by which genes and related proteins are modified for specific commercial uses. Maxygen began operations in March 1997 with the mission to develop important commercial products through the use of biotechnology. Since then, we have established a focus in human therapeutics, particularly optimized protein pharmaceuticals.

Our business model focuses on developing next-generation protein pharmaceuticals that address significant markets, on our own or with partners. We currently have four next-generation protein therapeutic leads in pre-clinical development. The four lead product candidates seek to address significant opportunities and deficiencies in first-generation marketed protein products. The four product candidates are: an optimized alpha interferon for the treatment of hepatitis C virus infection, partnered with Roche; an optimized gamma interferon for the treatment of idiopathic pulmonary fibrosis and other indications, partnered with InterMune; and two leads to which we retain all rights: an optimized G-CSF for the treatment of neutropenia and an optimized Factor VII to treat uncontrolled bleeding. We currently expect that INDs will be filed on two of these programs in 2006.

The successful development of our product candidates is highly uncertain. Product development costs and timelines can vary significantly for each product candidate and are difficult to accurately predict. Various statutes and regulations also govern or influence the manufacturing, safety, labeling, storage, record keeping and marketing of each product. The lengthy process of seeking these approvals, and the subsequent compliance with applicable statutes and regulations, require the expenditure of substantial resources. Any failure by us to obtain, or any delay in obtaining, regulatory approvals could materially adversely affect our business.

In addition to our focus in human therapeutics, we established two industrial subsidiaries. Our chemicals subsidiary Codexis focuses on the development of biocatalysis and fermentation processes and products for the pharmaceutical industry. On February 28, 2005 our voting rights in Codexis were reduced below 50%. As a result, as of such date we no longer consolidated the financial position and results of operations of Codexis with our financial results and instead we account for Codexis under the equity method of accounting. To reflect what our basis in Codexis would have been under equity accounting, we recorded a non-recurring positive adjustment as a cumulative effect adjustment of $16.6 million in our statement of operations for the three months ended March 31, 2005 to bring our investment basis in Codexis to zero. On July 1, 2004 we completed the sale of Verdia, our agriculture subsidiary, to Pioneer Hi-Bred International, Inc., a wholly-owned subsidiary of E.I. du Pont de Nemours and Company, for cash proceeds of $64 million. The discussion in this prospectus, and in the documents incorporated by reference in this prospectus, reflects the results of Verdia as a discontinued operation for all periods after the sale.

To date, we have generated revenues from research collaborations with pharmaceutical, chemical and petroleum companies and from government grants. Moving forward, we anticipate establishing additional strategic alliances. However, as our internal resources and expertise have grown, we have strategically shifted from primary dependence on collaborative partner funding to advance our product candidates and business to an increased focus on internal product development in order to capture more of the potential value resulting from our efforts. We believe this is an important step in building long-term value in Maxygen. However, in the immediate term this will mean reduced revenues and increased operating losses. Consistent with our strategic shift, revenue from collaborative research agreements and government grants decreased from $28.7 million in 2002 to $22.9 million in 2003 to $16.3 million in 2004. Our revenues were $5.5 million in the three months ended March 31, 2005 compared to $4.9 million for the three months ended March 31, 2004. Due to our continuing shift to internal product development and the deconsolidation of Codexis, our revenue is expected to drop accordingly during the remainder of 2005.

We continue to maintain a strong cash position to fund our expanded internal product development, with cash, cash equivalents and marketable securities totaling $204.4 million as of March 31, 2005.

We have incurred significant operating losses since our inception. As of March 31, 2005, our accumulated deficit was $177.9 million. We have invested heavily in establishing our proprietary technologies. Our research and development expenses from continuing operations for the three months ended March 31, 2005 were $11.1 compared to $10.8 million for comparable period in 2004. We expect to incur additional operating losses over at least the next several years.

We began operations in 1997 to commercialize technologies originally conceived at Affymax Research Institute, then a subsidiary of what is now GlaxoSmithKline plc. We were incorporated in Delaware on May 7, 1996 and began operations in March 1997. Our principal executive offices are located at 515 Galveston Drive, Redwood City, CA 94063. Our telephone number is (650) 298-5300. We make available on our website all reports filed with the Securities and Exchange Commission (SEC), including our reports on Form 10-K, 10-Q and 8-K, as soon as reasonably practicable after they have been filed. Our website is located at www.maxygen.com. Information contained on our website is not a part of this registration statement.

Maxygen is a registered trademark of Maxygen, Inc. MaxyScan and MolecularBreeding are some of our trademarks. Other service marks, trademarks and trade names referred to in this prospectus, and in the documents incorporated by reference in this prospectus, are the property of their respective owners. The use of the word “partner” and “partnership” does not mean a legal partner or legal partnership.

RISK FACTORS

If you purchase shares of our common stock, you will take on financial risk. In deciding whether to purchase shares, you should carefully consider the risks described below, together with all of the other information included in this prospectus, in considering our business and prospects. The risks and uncertainties described below are not the only ones facing Maxygen. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business could be harmed. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

We Have a History of Net Losses. We Expect to Continue to Incur Net Losses and We May Not Achieve or Maintain Profitability.

We have incurred losses since our inception, including a loss applicable to common stockholders of $33.9 million in 2002 and $33.7 million in 2003. During 2004 we recognized income applicable to common stockholders of $8.3 million, primarily due to a gain of $61.2 million recognized on the sale of Verdia, but our loss from continuing operations was $49.1 million. For the three months ended March 31, 2005 we recognized income applicable to common stockholders of $7.7 million primarily due to a non-recurring adjustment of $16.6 million resulting from the cumulative effect adjustment, recorded as a result of the change to the equity method of accounting for our investment in Codexis. The loss from continuing operations for the three months ended March 31, 2005 was $8.7 million. As of March 31, 2005, we had an accumulated deficit of $177.9 million. We expect to incur net losses and negative cash flow from operating activities for at least the next several years. The size of these net losses will depend, in part, on the rate of growth, if any, in our revenues and on the level of our expenses. To date, we have derived substantially all our revenues from collaborations and grants and expect to derive a substantial majority of our revenue from such sources for at least the next several years. Revenues from collaborations and grants are uncertain because our existing agreements have fixed terms and because our ability to secure future agreements will depend upon our ability to address the needs of current and potential future collaborators. We expect to spend significant amounts to fund development of products and further research and development to enhance our core technologies. As a result, we expect that our operating expenses will exceed revenues in the near term and we do not expect to achieve profitability during the next several years. If the time required for us to achieve profitability is longer than we anticipate, we may not be able to continue our business.

We Need to Contain Costs in Order to Achieve Profitability.

We are continuing our efforts to contain costs. We believe strict cost containment in the near term is essential if our current funds are to be sufficient to allow us to achieve future profitability. We assess market conditions on an ongoing basis and plan to take appropriate actions as required. If we are not able to effectively contain our costs and achieve an expense structure commensurate with our business activities and revenues, we may have inadequate levels of cash for future operations or for future capital requirements, which could significantly harm our ability to operate the business.

Acquisitions Could Result in Dilution, Operating Difficulties and Other Harmful Consequences.

If appropriate opportunities present themselves, we will acquire businesses and technologies that complement our capabilities. The process of integrating any acquisition may create unforeseen operating difficulties and expenditures and is itself risky. The areas where we may face difficulties include:

•	diversion of management time (both ours and that of the acquired company) from focus on operating the businesses to issues of integration during the period of negotiation through closing and further diversion of such time after closing;

•	decline in employee morale and retention issues resulting from changes in compensation, reporting relationships, future prospects, or the direction of the business;

•	the need to integrate each company’s accounting, management information, human resource and other administrative systems to permit effective management and the lack of control if such integration is delayed or not implemented; and

•	the need to implement controls, procedures and policies appropriate for a larger public company in companies that before acquisition had been smaller, private companies.

We do not have extensive experience in managing this integration process. Moreover, the anticipated benefits of any or all of these acquisitions may not be realized.

Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities or amortization expenses related to intangible assets, any of which could harm our business. Future acquisitions may require us to obtain additional equity or debt financing, which may not be available on favorable terms or at all. Even if available, this financing may be dilutive.

We Are an Early Stage Company Deploying Unproven Technologies. If We Do Not Develop Commercially Successful Products, We May Be Forced to Cease Operations.

You must evaluate us in light of the uncertainties and complexities affecting an early stage biotechnology company. Our proprietary technologies are in the early stage of development. We may not develop products that prove to be safe and efficacious, meet applicable regulatory standards, are capable of being manufactured at reasonable costs or can be marketed successfully.

We may not be successful in the commercial development of products. Successful products will require significant development and investment, including testing, to demonstrate their safety and effectiveness before their commercialization. To date, companies in the biotechnology industry have developed and commercialized only a limited number of products. We have not proven our ability to develop and commercialize products. We must conduct a substantial amount of additional research and development before any regulatory authority will approve any of our potential products. Our research and development may not indicate that our products are safe and effective, in which case regulatory authorities may not approve them. Problems frequently encountered in connection with the development and utilization of new and unproven technologies and the competitive environment in which we operate might limit our ability to develop commercially successful products.

Legislative Actions, Pending and Potential New Accounting Pronouncements and Higher Compliance Costs are Likely to Adversely Impact Our Future Financial Position and Results of Operations.

Future changes in financial accounting standards, including the requirement that we expense all stock option grants and other stock-based compensation to employees beginning in January 2006, may cause adverse, unexpected earnings fluctuations and will adversely affect our financial position and results of operations. The magnitude of the impact of expensing stock-based compensation will depend in part upon the timing and amount of future equity compensation awards. New accounting pronouncements and varying interpretations of such pronouncements have occurred with frequency in the recent past and may occur in the future. In addition we may make changes in our accounting policies in the future. Compliance with changing regulation of corporate governance and public disclosure will also result in additional expenses. Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and Nasdaq National Market listing requirements, are creating uncertainty for companies such as ours and compliance costs are increasing as a result of this uncertainty and other factors. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, we intend to invest all reasonably necessary resources to comply with evolving standards, and this investment will result in increased general and administrative expenses and may cause a diversion of management time and attention from revenue-generating activities to compliance activities.

If We Are Required to Account for Employee Stock Options Using the Fair Value Method, it Will Significantly Increase Our Net Loss.

There has been ongoing public debate concerning whether stock options granted to employees should be treated as a compensation expense and, if so, how to properly value such charges. On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), “Share-Based Payment”. Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based at their fair values. Statement 123(R) must be adopted no later than the beginning of the first fiscal year beginning after June 15, 2005. We expect to adopt Statement 123(R) on January 1, 2006. The adoption of Statement 123(R)’s fair value method will have a significant impact on our result of operations. Such charges will significantly increase our net loss and will delay our ability to achieve profitability.

We Conduct Proprietary Research Programs, and Any Conflicts With Our Collaborators or Any Inability to Commercialize Products Resulting from This Research Could Harm Our Business.

An important part of our strategy involves conducting proprietary research programs. We may pursue opportunities in fields that could conflict with those of our collaborators. Moreover, disagreements with our collaborators could develop over rights to our intellectual property. Any conflict with our collaborators could reduce our ability to obtain future collaboration agreements and negatively impact our relationship with existing collaborators, which could reduce our revenues.

Certain of our collaborators could become our competitors in the future. Our collaborators could develop competing products, preclude us from entering into collaborations with their competitors, fail to obtain timely regulatory approvals, terminate their agreements with us prematurely or fail to devote sufficient resources to allow the development and commercialization of products. Any of these developments could harm our product development efforts.

In some cases our collaborators already market a product that could be competitive with the product(s) that we are collaborating with them on for an improved version, and could conduct their operations in a manner that discriminates against the product that we developed.

We will either commercialize products resulting from our proprietary programs directly or through licensing to other companies. We have no experience in manufacturing and marketing, and we currently do not have the resources or capability to manufacture products on a commercial scale. In order for us to commercialize these products directly, we would need to develop, or obtain through outsourcing arrangements, the capability to manufacture, market and sell products. We do not have these capabilities, and we may not be able to develop or otherwise obtain the requisite manufacturing, marketing and sales capabilities. If we are unable to successfully commercialize products resulting from our proprietary research efforts, we will continue to incur losses.

Litigation or Other Proceedings or Third Party Claims of Intellectual Property Infringement Could Require Us to Spend Time and Money and Could Require Us to Shut Down Some of Our Operations.

Our ability to develop products depends in part on not infringing patents nor other proprietary rights of third parties, and not breaching any licenses that we have entered into with regard to our technologies and products. Others have filed, and in the future are likely to file, patent applications covering genes or gene fragments or corresponding proteins or peptides that we may wish to utilize with our proprietary technologies, or products that are similar to products developed with the use of our technologies or alternative methods of generating gene diversity. If these patent applications result in issued patents and we wish to use the patented technology, we would need to obtain a license from the third party, which may not be available on acceptable terms, if at all.

Third parties may assert that we are employing their proprietary technology without authorization. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes these patents. We could incur substantial costs and diversion of the time and attention of management and technical personnel in defending ourselves against any of these claims or enforcing our patents or other intellectual property rights against others. Furthermore, parties making claims against us may be able to obtain injunctive or other equitable relief that could effectively block our ability to further develop, commercialize and sell products, and such claims could result in the award of substantial damages against us. In the event of a successful claim of infringement against us, we may be required to pay damages and obtain one or more licenses from third parties. We may not be able to obtain these licenses at a reasonable cost, if at all. In that event, we could encounter delays in product introductions while we attempt to develop alternative methods or products or be required to cease commercializing affected products.

We monitor the public disclosures of other companies operating in our industry regarding their technological development efforts. If we determine that these efforts violate our intellectual property or other rights, we intend to take appropriate action, which could include litigation. Any action we take could result in substantial costs and diversion of management and technical personnel. Furthermore, the outcome of any action we take to protect our rights may not be resolved in our favor.

Since Our Voting Control of Codexis Has Recently Fallen Below 50%, We No Longer Consolidate Codexis, Which Will Significantly Reduce Our Revenue.

As a result of the issuance of Codexis common stock in connection with the acquisition by Codexis of Julich Fine Chemicals GmbH and certain other events, our voting rights in Codexis have been reduced below 50%. As a result, as of the date upon which such rights fell below 50%, we will no longer consolidate the financial results of Codexis with the financial results of Maxygen. This will result in a significant reduction in the revenue (and expenses) of Maxygen in its consolidated financial statements, which currently include Codexis’ financial results through February 28, 2005. Such a reduction in revenue could lead to a reduction in the share price of our stock.

We May Need Additional Capital in the Future. If Additional Capital is Not Available, We May Have to Curtail or Cease Operations.

Our future capital requirements will depend on many factors including payments received under collaborative agreements, joint ventures and government grants, the progress and scope of our collaborative and independent research and development projects, the extent to which we advance products into clinical trials with our own resources, the effect of any acquisitions, and the filing, prosecution and enforcement of patent claims.

Changes may also occur that would consume available capital resources significantly sooner than we expect. We may be unable to raise sufficient additional capital. In difficult economic periods the ability of biotechnology companies to raise capital is severely limited, particularly companies such as Maxygen without human therapeutic products in late clinical development. If we fail to raise sufficient funds, we may have to curtail or cease operations. We anticipate that existing cash and cash equivalents and income earned thereon, together with anticipated revenues from collaborations, joint ventures and grants, will enable us to maintain our currently planned operations for at least the next twelve months. If our capital resources are insufficient to meet future capital requirements, we will have to raise additional funds to continue the development of our technologies and complete the commercialization of products, if any, resulting from our technologies. If adequate funds are not available, we will not be able to successfully execute our business plan.

The Operation of International Locations May Increase Operating Expenses and Divert Management Attention.

Since August 2000, when we acquired Maxygen ApS, a Danish biotechnology company, we have been operating with international business locations. Operation as an international entity requires additional management attention and resources. We have limited experience in operating internationally and in conforming our operations to local cultures, standards and policies. We also must compete with local companies who understand the local situation better than we do. Due to these operational impediments we may have trouble generating revenues from foreign operations. Even if we are successful, the costs of operating internationally are expected to continue to exceed our international revenues for at least the next several years. As we continue to operate internationally, we are subject to risks of doing business internationally, including the following:

•	regulatory requirements that may limit or prevent the offering of our products in local jurisdictions;

•	local legal and governmental limitations on company-wide employee benefit practices, such as the operation of our employee stock option plan in local jurisdictions;

•	government limitations on research and/or research involving genetically engineered products or processes;

•	difficulties in staffing and managing foreign operations;

•	longer payment cycles, different accounting practices and problems in collecting accounts receivable;

•	currency exchange risks;

•	cultural non-acceptance of genetic manipulation and genetic engineering; and

•	potentially adverse tax consequences.

The Manufacturing of our Products Candidates Present Technological, Logistical and Regulatory Risks, Each of Which May Adversely Affect our Potential Revenues.

The manufacturing and manufacturing development of pharmaceuticals, and, in particular, biologicals, are technologically and logistically complex and heavily regulated by the FDA and other governmental authorities. The manufacturing and manufacturing development of our products and product candidates present many risks, including, but not limited to, the following:

•	before we can obtain approval of any of our products or product candidates for the treatment of a particular disease, we must demonstrate to the satisfaction of the FDA and other governmental authorities that the drug manufactured for the clinical trials is comparable to the drug manufactured for commercial use and that the manufacturing facility complies with applicable laws and regulations;

•	it may not be technically feasible to scale up an existing manufacturing process to meet demand or such scale-up may take longer than anticipated; and

•	failure to comply with strictly enforced good manufacturing practices regulations and similar foreign standards may result in delays in product approval or withdrawal of an approved product from the market.

Any of these factors could delay clinical trials, regulatory submissions and/or commercialization of our products, entail higher costs and result in our being unable to effectively sell our products.

Our Manufacturing Strategy, Which Relies on Third-Party Manufacturers, Exposes us to Additional Risks as a Result of Which We May Lose Potential Revenues.

We do not currently have the resources, facilities or experience to manufacture any product candidates or potential products ourselves. Completion of our clinical trials and commercialization of our products will require access to, or development of, manufacturing facilities that meet FDA standards to manufacture a sufficient supply of our potential products. We currently depend on third parties for the scale up and manufacture of our product candidates for preclinical and clinical purposes. If our third party manufacturers are unable to manufacture preclinical or clinical supplies in a timely manner or are unable or unwilling to satisfy our needs or FDA requirements, it could delay clinical trials, regulatory submissions or commercialization of our potential products, entail higher costs and result in our being unable to sell our products. In addition, technical problems or other manufacturing delays could delay the advancement of potential products into preclinical or clinical trials or result in the termination of development of particular product candidates, adversely affecting our product development timetable, which in turn could adversely affect our stock price.

Substantial Sales of Shares May Adversely Impact the Market Price of our Common Stock.

If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options, the market price of our common stock may decline. Our common stock trading volume is low and thus the market price of our common stock is particularly sensitive to trading volume. Our low trading volume may also make it more difficult for us to sell equity or equity related securities in the future at a time and price that we deem appropriate. Significant sales of our common stock may adversely impact the then-prevailing market price of our common stock.

Many Potential Competitors Who Have Greater Resources and Experience Than We Do May Develop Products and Technologies That Make Ours Obsolete.

The biotechnology industry is characterized by rapid technological change, and the area of gene research is a rapidly evolving field. Our future success will depend on our ability to maintain a competitive position with respect to technological advances. Rapid technological development by others may result in our products and technologies becoming obsolete.

We face, and will continue to face, intense competition from organizations such as large and small biotechnology companies, as well as academic and research institutions and government agencies that are pursuing competing technologies for modifying DNA and proteins. These organizations may develop technologies that are alternatives to our technologies. Further, our competitors in the protein optimization field may be more effective at implementing their technologies to develop commercial products. Some of these competitors have entered into collaborations with leading companies within our target markets to produce commercial products.

Any products that we develop through our technologies will compete in multiple, highly competitive markets. Most of the organizations competing with us in the markets for such products have greater capital resources, research and development and marketing staffs and facilities and capabilities, and greater experience in modifying DNA and proteins, obtaining regulatory approvals, manufacturing products and marketing.

Accordingly, our competitors may be able to develop technologies and products more easily, which would render our technologies and products and those of our collaborators obsolete and noncompetitive.

Any Inability to Adequately Protect Our Proprietary Technologies Could Harm Our Competitive Position.

Our success will depend in part on our ability to obtain patents and maintain adequate protection of our intellectual property for our technologies and products in the U.S. and other countries. If we do not adequately protect our intellectual property, competitors may be able to practice our technologies and erode our competitive advantage. The laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the U.S., and many companies have encountered significant problems in protecting their proprietary rights in these foreign countries. These problems can be caused by, for example, a lack of rules and processes allowing for meaningfully defending intellectual property rights.

We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies are covered by valid and enforceable patents or are effectively maintained as trade secrets. The patent positions of biopharmaceutical and biotechnology companies, including our patent positions, are often uncertain and involve complex legal and factual questions. We apply for patents covering our technologies and potential products as we deem appropriate. However, we may not obtain patents on all inventions for which we seek patents, and any patents we obtain may be challenged and may be narrowed in scope or extinguished as a result of such challenges. Our existing patents and any future patents we obtain may not be sufficiently broad to prevent others from practicing our technologies or from developing competing products. Enforcement of our patents against infringers could require us to expend significant amounts with no assurance that we would be successful in any litigation. Others may independently develop similar or alternative technologies or design around our patented technologies or products. In addition, others may challenge or invalidate our patents, or our patents may fail to provide us with any competitive advantages.

We rely upon trade secret protection for our confidential and proprietary information. We have taken security measures to protect our proprietary information. These measures may not provide adequate protection for our trade secrets or other proprietary information. We seek to protect our proprietary information by entering into confidentiality agreements with employees, collaborators and consultants. Nevertheless, employees, collaborators or consultants may still disclose or misuse our proprietary information, and we may not be able to meaningfully protect our trade secrets. In addition, others may independently develop substantially equivalent proprietary information or techniques or otherwise gain access to our trade secrets.

Our Potential Therapeutic Products Are Subject to a Lengthy and Uncertain Regulatory Process. If Our Potential Products Are Not Approved, We Will Not Be Able to Commercialize Those Products.

The Food and Drug Administration must approve any vaccine or therapeutic product before it can be marketed in the U.S. Before we can file a new drug application or biologic license application with the FDA, the product candidate must undergo extensive testing, including animal and human clinical trials, which can take many years and require substantial expenditures. Data obtained from such testing are susceptible to varying interpretations that could delay, limit or prevent regulatory approval. In addition, changes in regulatory policy for product approval during the period of product development and regulatory agency review of each submitted new application or product license application may cause delays or rejections. The regulatory process is expensive and time consuming. The regulatory agencies of foreign governments must also approve our therapeutic products before the products can be sold in those other countries.

Because our potential products involve the application of new technologies and may be based upon new therapeutic approaches, they may be subject to substantial review by government regulatory authorities and government regulatory authorities may grant regulatory approvals more slowly for our products than for products using more conventional technologies. We have not submitted an application to the FDA or any other regulatory authority for any product candidate, and neither the FDA nor any other regulatory authority has approved any therapeutic product candidate developed with our MolecularBreeding directed evolution platform for commercialization in the U.S. or elsewhere. We may not be able to, or our collaborators may not be able to, conduct clinical testing or obtain the necessary approvals from the FDA or other regulatory authorities for our products.

Even if we receive regulatory approval, this approval may entail limitations on the indicated uses for which we can market a product. Further, once regulatory approval is obtained, a marketed product and its manufacturer are subject to continual review, and discovery of previously unknown problems with a product or manufacturer may result in restrictions on the product, manufacturer or manufacturing facility, including withdrawal of the product from the market. In certain countries, regulatory agencies also set or approve prices.

If Approval of Our Potential Products Is Delayed or Potential Products Do Not Perform as Expected, Our Stock Price and Ability to Raise Capital Will be Reduced.

The development and regulatory process for human therapeutic products is long and uncertain. Most product candidates fail before entering clinical trials and most clinical trials do not result in a marketed product. In addition, due to the nature of human therapeutic research and development, the expected timing of product development and initiation of clinical trials and the results of such development and clinical trials are uncertain and subject to change at any point. This uncertainty may result in research delays; product candidate failures and clinical trial delays and failures. Such delays and failures could drastically reduce the price of our stock and our ability to raise capital. Without sufficient capital, we would need to reduce operations and could be forced to cease operations.

Preclinical Development is a Long, Expensive and Uncertain Process, and We May Terminate One or More of our Current Preclinical Development Programs.

We may determine that certain preclinical product candidates or programs do not have sufficient potential to warrant further funding. Accordingly, we may elect to terminate our programs for such product candidates or programs at any time. If we terminate a preclinical program in which we have invested significant resources, our financial condition and results of operations may be adversely affected, as we will have expended resources on a program that will not provide a return on our investment and we will have missed the opportunity to have allocated those resources to potentially more productive uses. Termination of such programs could cause the price of our stock to drop drastically.

Commercialization of Our Technologies Depends on Collaborations With Other Companies. If We Are Unable to Find Collaborators in the Future, We May Not Be Able to Develop Our Technologies or Products.

Since we do not currently possess the resources necessary to develop and commercialize potential products that may result from our technologies, or the resources to complete any approval processes that may be required for these products, we must enter into collaborative arrangements, including joint ventures, to develop and commercialize products. We have entered into collaborative agreements and joint ventures with other companies to fund the development of new products for specific purposes. We have also entered into agreements to manufacture certain of our product candidates for use in clinical trials. These contracts expire after a fixed period of time. If they are not renewed or if we do not enter into new collaborative agreements or joint ventures, our revenues will be reduced and our potential products may not be commercialized.

We have limited or no control over the resources that any collaborator may devote to our potential products. Any of our present or future collaborators may not perform their obligations as expected. These collaborators may breach or terminate their agreement with us or otherwise fail to conduct their collaborative activities successfully and in a timely manner. Further, our collaborators may elect not to develop potential products arising out of our collaborative arrangements or devote sufficient resources to the development, manufacture, marketing or sale of these products. If any of these events occur, we may not be able to develop our technologies or commercialize our potential products.

Our Stock Price Has Been, and May Continue to Be, Extremely Volatile, and an Investment in Our Stock Could Decline in Value.

The trading prices of life science company stocks in general, and ours in particular, have experienced significant price fluctuations in the last several years. During the twelve-month period ended May 31, 2005, the price of our common stock on the Nasdaq National Market ranged from $7.26 to $12.79. The valuations of many life science companies without consistent product revenues and earnings, including ours, are high based on valuation standards such as price to sales ratios and progress in product development and/or clinical trials. Trading prices based on these valuations may not be sustained. Any negative change in the public’s perception of the prospects of biotechnology or life science companies could depress our stock price regardless of our results of operations. Other broad market and industry factors may decrease the trading price of our common stock, regardless of our performance. Market fluctuations, as well as general political and economic conditions such as recession or interest rate or currency rate fluctuations, also may decrease the trading price of our common stock. In addition, our stock price could be subject to wide fluctuations in response to factors including the following:

•	our failure to meet our publicly announce revenue and/or expense projections and/or product development timetables;

•	adverse results or delays in preclinical development or clinical trials;

•	any decisions to discontinue or delay development programs or clinical trials;

•	announcements of new technological innovations or new products by us or our competitors;

•	changes in financial estimates by securities analysts;

•	conditions or trends in the biotechnology and life science industries;

•	changes in the market valuations of other biotechnology or life science companies;

•	developments in domestic and international governmental policy or regulations;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	developments in or challenges relating to patent or other proprietary rights; and

•	sales of our common stock or other securities in the open market.

In the past, stockholders have often instituted securities class action litigation after periods of volatility in the market price of a company’s securities. If a stockholder files a securities class action suit against us, we would incur substantial legal fees and our management’s attention and resources would be diverted from operating our business to respond to the litigation.

Some of Our Existing Stockholders Can Exert Control Over Us, and May Not Make Decisions that Are in the Best Interests of All Stockholders.

Our executive officers, directors and principal stockholders together control approximately 29% of our outstanding common stock, including GlaxoSmithKline plc, which owns approximately 18% of our outstanding common stock. As a result, these stockholders, if they act together, and GlaxoSmithKline plc by itself, could exert a significant degree of influence over our management and affairs and over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control of Maxygen and might affect the market price of our common stock, even when a change may be in the best interests of all stockholders. In addition, the interests of this concentration of ownership may not always coincide with our interests or the interests of other stockholders and accordingly, they could cause us to enter into transactions or agreements that we would not otherwise consider. This concentration of ownership could also depress our stock price.

FORWARD-LOOKING STATEMENTS

This prospectus, and the documents incorporated by reference in this prospectus, contain forward-looking statements about our research, business prospects and future financial performance. In some cases, you can identify forward-looking statements by terminology, such as “may”, “can”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “intend”, “potential” or “continue” or the negative of these terms or other comparable words. Examples of these forward-looking statements include, but are not limited to, statements regarding the following:

•	the timing of the filing of INDs;

•	our MolecularBreeding directed evolution platform and other technologies and processes;

•	our ability to realize commercially valuable discoveries in our programs;

•	the attributes of any products we may develop;

•	our future financial performance;

•	our intellectual property portfolio and rights;

•	our business strategies and plans; and

•	our ability to develop products suitable for commercialization.

These statements are only predictions. Risks and uncertainties and the occurrence of other events could cause actual results to differ materially from these predictions. The risk factors set forth above at pages 3 to 12 should be considered carefully in evaluating us and our business.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. Other than as required by applicable law, we disclaim any obligation to update or revise any forward-looking statement contained in this report as a result of new information or future events or developments.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of common stock offered by the selling stockholder. See “Selling Stockholder”.

SELLING STOCKHOLDER

This prospectus covers sales of shares of our common stock by Technogen Associates, L.P. (“Technogen”). Our registration of the shares of common stock does not necessarily mean that Technogen will sell all or any of the shares.

The following table sets forth certain information regarding the beneficial ownership of the common stock, as of May 31, 2005, of the selling stockholder.

The information provided in the table below with respect to the selling stockholder has been obtained from that selling stockholder. Except as otherwise disclosed below, the selling stockholder has not, nor within the past three years has had, any position, office or other material relationship with us. Because the selling stockholder may sell all or some portion of the shares of common stock beneficially owned by it, we cannot estimate the number of shares of common stock that will be beneficially owned by the selling stockholder after this offering. In addition, the selling stockholder may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date upon which it provided the information regarding the shares of common stock beneficially owned by it, all or a portion of the shares of common stock beneficially owned by it in transactions exempt from the registration requirements of the Securities Act of 1933 or pursuant to registration statement 333-124940.

Unless otherwise noted, the selling stockholder possesses sole voting and investment power with respect to shares.

Selling Stockholder	Number of Shares Beneficially Owned	Shares Being Offered
Technogen Associates, L.P (1).	1,333,333	833,333

(1)	Technogen Managers, L.L.C. is the general partner of Technogen Associates, L.P. Two of our directors, Isaac Stein and Gordon Ringold are Managing Members of Technogen Managers, L.L.C.

If the Selling Stockholder sells all of the shares being offered under this prospectus and no others, the Selling Stockholder will hold 500,000 shares of our common stock at the completion of this offering. Such holdings would constitute approximately 1.4% of our shares outstanding as of May 31, 2005.

PLAN OF DISTRIBUTION

The shares of common stock may be sold from time to time by the selling stockholder in one or more transactions at fixed prices, at market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. As used in this prospectus, “selling stockholder” includes donees, pledgees, transferees and other successors in interest selling shares received from the selling stockholder after the date of this prospectus as a gift, pledge, partnership distribution or other non-sale transfer. Upon our being notified by the selling stockholder that a donee, pledgee, transferee or other successor in interest intends to sell shares, a supplement to this prospectus, if required, will be filed. The selling stockholder may offer its shares of common stock in one or more of the following transactions:

•	on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale, including the Nasdaq National Market;

•	in the over-the-counter market;

•	in private transactions;

•	through options;

•	by pledge to secure debts and other obligations; or

•	a combination of any of the above transactions.

If required, we will distribute a supplement to this prospectus to describe material changes in the terms of the offering.

The shares of common stock described in this prospectus may be sold from time to time directly by the selling stockholder. Alternatively, the selling stockholder may from time to time offer shares of common stock to or through underwriters, broker/dealers or agents. The selling stockholder and any underwriters, broker/dealers or agents that participate in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act of 1933. Any profits on the resale of shares of common stock and any compensation received by any underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. The selling stockholder may agree to indemnify any agent, dealer or broker-dealer that participates in the sale of shares of common stock described in this prospectus against certain liabilities, including liabilities arising under the Securities Act of 1933.

We have entered into an agreement to provide for cross-indemnification of the selling stockholder and us and its and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the common stock, including liabilities under the Securities Act of 1933.

Any shares covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this prospectus. The selling stockholder may not sell all of the shares it holds or that it has registered to sell. The selling stockholder may transfer, devise or gift such shares by other means not described in this prospectus.

To comply with the securities laws of certain jurisdictions, the common stock must be offered or sold only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the shares of common stock may not be offered or sold unless they have been registered or qualified for sale or an exemption is available and complied with.

Under the Securities Exchange Act of 1934, any person engaged in a distribution of the common stock may not simultaneously engage in market-making activities with respect to the common stock for five business days prior to the start of the distribution. In addition, the selling stockholder and any other person participating in a distribution will be subject to the Securities Exchange Act of 1934, which may limit the timing of purchases and sales of common stock by the selling stockholder or any such other person. These factors may affect the marketability of the common stock and the ability of brokers or dealers to engage in market-making activities.

Expenses of this registration, estimated at approximately $20,000 will be paid by the selling stockholder. These expenses include the SEC’s filing fees and fees under state securities or “blue sky” laws.

LEGAL MATTERS

For the purpose of this offering, Heller Ehrman LLP, Menlo Park, CA is giving an opinion as to the validity of the common stock offered by this prospectus. As of May 31, 2005, Heller Ehrman LLP and certain of its employees, beneficially owned 4,000 shares of our common stock. As of May 31, 2005, Julian N. Stern, the sole shareholder of a professional corporation that is a partner of Heller Ehrman LLP and the Secretary of Maxygen, beneficially owned 65,702 shares of our common stock.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2004, and Maxygen management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in this registration statement. Our financial statements and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

WHERE YOU CAN GET MORE INFORMATION

We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the securities we are offering under this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and the securities we are offering under this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. You may read and copy the registration statement, as well as our reports, proxy statements and other information, at the SEC’s public reference room at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available at the SEC’s web site at http://www.sec.gov and also on our website at http://www.maxygen.com. In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

The SEC allows us to “incorporate by reference” information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference into this registration statement and prospectus the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of the initial registration statement but prior to effectiveness of the registration statement and after the date of this prospectus but prior to the termination of the offering of the securities covered by this prospectus.

The following documents filed with the SEC are incorporated by reference in this prospectus:

•	Annual Report on Form 10-K for the year ended December 31, 2004, filed March 14, 2005;

•	Definitive Proxy Statement on Schedule 14A, filed April 29, 2005;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, filed May 6, 2005; and

•	The description of our common stock contained in our registration statement on Form 8-A, as filed on December 7, 1999 with the SEC.

We will furnish without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to:

Maxygen, Inc.

515 Galveston Drive

Redwood City, CA 94063

(650) 298-5300

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission. You should rely only on the information we have provided or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with additional or different information. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representation. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information in this prospectus or any prospectus supplement is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of a security.

We have not authorized any dealer, sales person or other person to give any information or to make any representations other than those contained in this prospectus or any prospectus supplement. This prospectus is not an offer of these securities in any state where an offer is not permitted. The information in this prospectus is current as of                     , 2005. You should not assume that this prospectus is accurate as of any other date.

MAXYGEN, INC.

833,333 Shares

Common Stock

PROSPECTUS

                    , 2005

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, if any, all of which will be paid by the Selling Stockholder, in connection with the distribution of the common stock being registered. All amounts are estimated, except the SEC registration fee:

SEC registration fee	$755.24
Printing costs	2,000.00
Legal fees and expenses	9,000.00
Accounting fees and expenses	8,000.00
Miscellaneous	244.76

Total	$20,000.00

Item 15. Indemnification of Officers and Directors.

Section 102(b)(7) of the Delaware General Corporation Law (the “DGCL”) allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or to any of its stockholders for monetary damage for a breach of his or her fiduciary duty as a director, except in the case where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of the DGCL or obtained an improper personal benefit. Maxygen’s Amended and Restated Certificate of Incorporation contains a provision that eliminates directors’ personal liability as set forth above.

Under Section 145 of the DGCL, Maxygen has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act. Maxygen’s Certificate of Incorporation and By-laws require Maxygen to indemnify its directors and officers to the full extent permitted by the DGCL. The Certificate of Incorporation and By-laws also require Maxygen to advance litigation expenses upon receipt of an undertaking by the indemnified party to repay such advances if it is ultimately determined that the indemnified party is not entitled to indemnification.

Maxygen has entered into indemnity agreements with each of its directors and officers. Such indemnity agreements contain provisions that are in some respects broader than the specific indemnification provisions contained in the DGCL. Maxygen also maintains an insurance policy for its directors and officers insuring against certain liabilities arising in their capacities as such.

Item 16. Exhibits.

Exhibit Number	Description of Exhibit
3.1	Amended and Restated Certificate of Incorporation (1)

3.2	Amended and Restated Bylaws (1)

4.1	Specimen Common Stock Certificate (Exhibit 4.1 to Amendment No. 1) (2)

4.2	Amended and Restated Registration Rights Agreement among Maxygen and certain Maxygen stockholders dated as of November 13, 2000 (3)

5.1	Opinion of Heller Ehrman LLP

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Heller Ehrman LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on the signature page)

(1)	Incorporated by reference to the corresponding exhibit to Maxygen’s Quarterly Report on Form 10-Q (File No. 000-28401) for the quarter ended June 30, 2000, filed with the Securities and Exchange Commission on August 14, 2000.
(2)	Incorporated by reference to the indicated exhibit to Maxygen’s Registration Statement on Form S-1, as amended (No. 333-89413), initially filed with the Securities and Exchange Commission on October 20, 1999.
(3)	Incorporated by reference to the corresponding exhibit to Maxygen’s Annual Report on Form 10-K (File No. 000-28401) for the year ended December 31, 2000, filed with the Securities and Exchange Commission on March 21, 2001.

Item 17. Undertakings.

1. The undersigned registrant hereby undertakes:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(i) and (a)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(b)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

2. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Redwood City, CA, on June 1, 2005.

MAXYGEN, INC.

By:	/s/ Russell J. Howard
Russell J. Howard
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Lawrence W. Briscoe and Michael Rabson, and each or either of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto the attorneys-in-fact and agents, and either of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that the attorneys-in-fact and agents, or any of them, or their or his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/S/ RUSSELL J. HOWARD RUSSELL J. HOWARD	Chief Executive Officer and Director (Principal Executive Officer)	June 1, 2005

/S/ LAWRENCE W. BRISCOE LAWRENCE W. BRISCOE	Chief Financial Officer (Principal Financial and Accounting Officer)	June 1, 2005

/S/ ISAAC STEIN ISAAC STEIN	Director	June 1, 2005

/S/ M.R.C. GREENWOOD M.R.C. GREENWOOD	Director	June 1, 2005

/S/ ERNEST MARIO ERNEST MARIO	Director	June 1, 2005

/S/ GORDON RINGOLD GORDON RINGOLD	Director	June 1, 2005

/S/ JAMES R. SULAT JAMES R. SULAT	Director	June 1, 2005

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
3.1	Amended and Restated Certificate of Incorporation (1)

3.2	Amended and Restated Bylaws (1)

4.1	Specimen Common Stock Certificate (Exhibit 4.1 to Amendment No. 1) (2)

4.2	Amended and Restated Registration Rights Agreement among Maxygen and certain Maxygen stockholders dated as of November 13, 2000 (3)

5.1	Opinion of Heller Ehrman LLP

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Heller Ehrman LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on the signature page)

(1)	Incorporated by reference to the corresponding exhibit to Maxygen’s Quarterly Report on Form 10-Q (File No. 000-28401) for the quarter ended June 30, 2000, filed with the Securities and Exchange Commission on August 14, 2000.
(2)	Incorporated by reference to the indicated exhibit to Maxygen’s Registration Statement on Form S-1, as amended (No. 333-89413), initially filed with the Securities and Exchange Commission on October 20, 1999.
(3)	Incorporated by reference to the corresponding exhibit to Maxygen’s Annual Report on Form 10-K (File No. 000-28401) for the year ended December 31, 2000, filed with the Securities and Exchange Commission on March 21, 2001.